Contacts in Buenos Aires	Contacts in New York

Investor Relations

Eduardo Pawluszek, Finance & Investor Relations Manager

Gonzalo Castro Olivera, Investor Relations

(gonzalo_olivera@tgs.com.ar)

María Victoria Quade , Investor Relations

(victoria_quade@tgs.com.ar)

Tel: (54-11) 4865-9077

Media Relation

Rafael Rodriguez Roda

Tel: (54-11) 4865-9050 ext. 1238

Mariana Crespo, Associate Director mcrespo@hfgcg.com Tel: (646) 284 - 9407

TGS Reports Results for the Second Quarter 2003

and First Half ended June 30, 2003

FOR IMMEDIATE RELEASE: Thursday, August 7 , 2003

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") (NYSE: TGS, MERVAL:TGSU2) today reported net income of Ps. 96.4 million or Ps. 0.121 per share (Ps. 0.607 per ADS) for the second quarter of 2003, which is largely due to both the appreciation of the Peso versus the USD occurred during the period as well as the mandatory application of the deferred tax method.  This amount compares to a net income of Ps. 175.8 million or Ps. 0.221 per share (Ps. 1.106 per ADS) obtained for the second quarter of 2002, resulting fundamentally from the accounting effect of the significant inflation prevailing during such period.

For the first half ended June 30, 2003 the Company reported a Ps. 314.0 million net income, or Ps. 0.395 per share, mainly (Ps. 1.976 per ADS) as a result of two non-cash positive effects: (i) the effect of new accounting rules in Argentina effective January 1, 200 3, fundamentally consisting of the mandatory application of the deferred tax method; and (ii) the impact of a lower Peso versus USD exchange rate on the Company’s outstanding indebtedness .  The appreciation of the Peso versus USD during the first half of 2003, which resulted in a Ps. 184.6 million gain mitigates only partially the significant Ps. (681.6) million exchange loss reported for the same period of 2002, reflecting the large devaluation process occurred in Argentina.

The reported net income for the first half of 2003 compares to a net loss of Ps. (513.9) million or Ps. (0.6 47 ) per share (Ps.(3.234) per ADS) for the same period of last year.

Basis of Presentation of Financial information

Accounting for Inflation

Effective January 1, 2002, inflation accounting was reintroduced as part of the Argentine GAAP and National Securities Commission (“CNV”) rules in view of the resumption of significant inflation in Argentina.  However, on March 25, 2003, the Executive Branch, through Decree N° 664 suspended the inflation accounting methodology.  Consequently, and according to CNV rules, the Company’s financial statements include the effects of inflation as of February 28, 2003.

Included for comparative purposes, amounts for the first half and second quarter ended June 3 0 , 2002, have been subsequently restated to constant Argentine pesos as of February 28, 2003 , according to Argentine GAAP.

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Accounting for Devaluation

In order to reflect the devaluation of the peso following the termination of the Convertibility Law, Resolution No. 3/2002 of the Argentine Accounting Profession and Resolution No. 398 of the CNV, established that exchange losses arising from the devaluation of the peso as of January 6, 2002, and other effects derived from such devaluation related to foreign currency liabilities existing at such date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar alternative treatment is permitted, but not required, for exchange losses arising from indirect financing.  In both cases, the amount of the exchange loss capitalized as part of the value of any assets may not exceed the recoverable value of such assets.  TGS maintains ca pitalized an exchange loss of Ps. 140.7 million in “Property, Plant and Equipment net ” at June 30 , 2003 (using the alternative criteria).  For this purpose, the Company has considered exchange differences arising as of January 6, 2002, in connection with foreign currency liabilities existing as of such date.

New Accounting Rules

Through the Resolution N° 434/03 which CNV adopted effective January 1, 2003, new accounting rules were defined, which basically introduced among others: (i) changes to the valuation criteria of long-lived assets and liabilities, (ii) specific valuation and disclosure criteria for certain specific issues such as leases and derivative financial instruments not addressed by previous rules, and (iii) deferred income tax methodology, which has the largest impact on TGS’s financial statements.

Cumulative effect of the application of the new accounting rules at December 31, 2002, amounted to a loss of Ps. (5.5) million, reflecting the impact of the application of the deferred income tax.

Second Quarter 2003 vs. Second Quarter 2002

Total net revenue for the second quarter 2003 decreased to Ps. 218.1 million from Ps. 237.3 million earned in the same quarter of 2002, representing a 8.1 % reduction, reflecting primarily lower gas transportation services revenue.

As a consequence of the enactment of the Economic Emergency Law, o n January 6, 2002, transportation tariffs were set at an exchange rate of US$ 1=Ps. 1.  Furthermore, such law also prohibited the application of an adjustment to regulated tariffs that reflects variations of international indexes.  Although contracted capacity remained leveled, gas transportation revenue decreased to Ps. 1 05.3 million for the second quarter 2003 from Ps. 126.6 million in the same quarter of 2002, basically as a result of the lack of tariff adjustment and the fact that amounts for the 2002 period have been restated for the effect of an average inflation rate of 25% during the second quarter 2002.

Gas transportation service is TGS’s core business, representing approximately 48% and 53% of the Company’s total revenue for the second quarter of 2003 and 2002, respectively.  This segment share on the Company’s total revenue continues to decrease as a direct result of the “pesification” and lack of adjustment of the regulated tariffs to local inflation.  Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation by Ente Nacional Regulador del Gas (“ENARGAS”).

The Natural Gas Liquids (“NGL”) Production and Commercialization revenue slightly declined from Ps. 103.1 million reported for the second quarter 2002 to Ps. 101.1 million in the present quarter, due fundamentally to the restatement for inflation of second quarter 2002 amounts, which was partially offset by the following positive facts: (i) higher international prices for the exports of NGL , (ii) increase in the prices for the local market, and (iii) the renegotiation of some processing and marketing agreements originally “pesified” and currently US dollar-tied.

NGL production and commercialization revenue share increased from approximately 43 % for the second quarter 2002 to 46 % in the second quarter ended June 3 0 , 2003.  As a consequence of the adverse change in the Company’s gas transportation business, the results of operations are now significantly more dependent of the results of our NGL business.  NGL production and commercialization consists of natural gas processing activities, conducted at the Cerri Complex, located near the city of Bahía Blanca and connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered.  This segment also includes the commercialization of NGL for the Company’s own account and on behalf of its clients.

Other services reported a Ps. 4.1 million revenue increase in the current quarter as compared to the same period of last year , basically a consequence of the renegotiation of tariffs for midstream and telecommunication agreements as well as a one-time revenue derived from the construction of a gas compression plant in northern Argentina.  Both effects were partially offset by the restatement for effects of inflation of 2002 amounts.

Other services segment mainly includes midstream and telecommunication activities.  Midstream activities consist of gas treatment, separation, removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically to gas producers.   In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services.   Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS.  Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales for the second quarter 2003 rose by Ps. 1 4 .9 million, or 1 5% from Ps. 98.7 million in the second quarter 2002 to Ps. 11 3.6 million in the 2003 period , due fundamentally to the increase of certain costs associated to the gas injected for NGL production and commercialization activities, which in fact rose more than general domestic inflation.  This effect was partially offset by a lower depreciation and amortization expense reflecting the decline in the exchange loss capitalized in “ Property, Plant and Equipment , Net” as a result of a lower exchange rate and the reduction of certain other operating expenses which increase at a lower rate than domestic inflation.

Administrative and selling expenses for the second quarter 2003 decreased Ps. 3.3 million, from Ps. 17.2 million reported for the second quarter 2002.  The decline is attributable to the inflation adjustment of 2002 figures.

For the second quarter 2003, the Company reported net financial expense amounting to Ps. 39.1 million which compare s to a net financial gain of Ps. 63.5 million in the corresponding 2002 quarter.  The financial gain reported in the 2002 quarter is largely attributable to the recognition of a gain on exposure to inflation derived from a 48% inflation rate for the second quarter of 2002 on the Company’s net liability position, which was partially offset by the exchange loss reported for such period.

Equity in earnings reported a decrease of Ps. 1.4 million in the second quarter of 2003 as compared to the same quarter of 2002, as a consequence of lower net income obtained by Gas Link S.A. ( a non-consolidated subsidiary ) in the first quarter of 2003 as compared to the same period of last year ..

For the second quarter ended June 30 , 2003, the Company reported a Ps. 41.5 million gain in income tax using the deferred tax method resulting from a decline in deferred tax liability at June 30, 2003, due to a decrease in the capitalization of exchange loss in “ Property, Plant and Equipment , Net” ..  This gain compares to the Ps. (12.0) million expense reported in the second quarter 2002 r eflecting the creation of a reserve against a portion of the tax loss carry forward reported by the Company in the first quarter 2002, resulting from the effect of the large peso devaluation.

First Half 2003 versus First Half 2002

Net revenues decreased from Ps. 502.2 for the first half 2002 to Ps. 438.5 million in the first half of 2003, as a result of the inflation adjustment of the 2002 amounts.  The decrease reflects the fact that total revenues increased at a lower rate than the rate of inflation, considering that gas transportation tariffs remained frozen during the period.  This decrease was partially offset by an improvement in the NGL production and commercialization segment.

Gas transportation revenues for the first half 2003 decreased to Ps. 209.5 million from Ps. 318.7 million, representing a 34.3% decline.  The decrease reflects the lack of adjustment to regulated tariffs as provided for in the Economic Emergency Law

The NGL Production and Commercialization segment increased to Ps. 207.7 million in the first half 2003 from Ps. 159.9 million for the previous year, representing a 30% rise attributable to higher prices both in the local and the external markets, and the renegotiation of some marketing and processing NGL  agreements.

Other services revenue declined Ps. 2.3 million as a result of higher one-time construction services rendered during the first half of 2002, including those to Gas Link S.A, as well as the restatement for inflation of 2002 amounts.  However, both effects were partially mitigated by the revenue impact of the midstream and telecommunication tariffs renegotiation during the first half of 2003.

Costs of sales for the first half of 2003 rose by Ps. 8.5 million, or 4% from Ps. 215.1 million in the same period 2002 to Ps. 223.6 million in the 2003 period due fundamentally to the increase of certain costs associated to the NGL production and commercialization activities.  This effect was partially offset by a lower depreciation and amortization expense reflecting the decline in the exchange loss capitalized in “Property, Plant and Equipment, Net” as a result of a lower exchange rate.

Administrative and selling expenses for the first half of 2003 decreased by Ps. 3.4 million from Ps. 33.5 million reported for the same period 2002.  The decline is attributable to the inflation adjustment of 2002 figures.

Net financial expense during the first half of 2003 declined significantly from Ps.799.4 million reported for the first half 2002 to Ps. 9.1 million reported for the current half.  This decrease is the result of the effect of the large peso devaluation occurred in the 2002 period (net of the capitalized portion in fixed assets), although somewhat offset by the recognition of a gain on the exposure to inflation. This impact was partially compensated by the appreciation of the peso vs. dollar in the 2003 semester.

Equity in earnings reported an increase of Ps. 1.8 million in the first half of 2003 as compared to the same half of 2002, as a consequence of higher net income obtained by Gas Link S.A.

For the first half of 2003, the Company reported a Ps. 135.9 million gain attributable to the decline in the deferred tax liability generated by a lower exchange loss capitalization for book purposes.  This amount compares to Ps. 31.9 million gain reported for the same period of 2002 resulting from the recognition of a net tax loss carry forward, partially mitigated by an increase in the deferred tax liability as of June 30, 2003 associated to the capitalization of exchange loss in “Property, Plant and Equipment, Net”.

Liquidity and Capital Resources

Cash flow from operations during the first half ended June 3 0 , 2003, amounted to Ps. 193.1 million which was applied in the following way: (i) Ps. 1.6 million to financing activities, (ii) Ps. 31.6 million to both capital expenditures and capital injections in affiliates, and (iii) Ps. 159.9 million to increas ing the Company’s cash-position.  For detailed information on the Company’s cash flow refer to Exhibit IV.

Currently, TGS relies on cash generation from operations as its primary source to finance its operations.

As a consequence of payment and technical defaults under the Company’s debt agreements, defaults which are a subject of negotiation with its creditors, the Company has reclassified its outstanding long-term debt obligations as Current Loans on the Balance Sheet as of June 30, 2003 and December 31, 2002.  However, the Company continues to maintain conversations with its creditors with the goal to reach an agreement and overcome the present financial situation.

TGS, with a current delivery capacity of approximately 62.5 MMm³/d or 2.2 Bcf/d is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids.  TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively.  TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Petrobras Energía and Enron Corp. subsidiaries, hold approximately 70% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A .. and a subsidiary, and 50% by subsidiaries of Enron Corp.

Please see attached table for additional financial and operating information.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks.  Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved.  Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

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Exhibit I

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Exhibit II

Transportadora de Gas del Sur S.A.
Consolidated Business Segment Information for the six-month period ended

June 30, 2003 and 2002

(In million of constant Argentine Pesos as of February 28, 2003) (1)

Six-Month Period ended June 30, 2003	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	209.5	207.7	21.3	-	438.5
Operating income (loss)	89.3	110.1	2.4	(17.0)	184.8
Depreciation of PP&E	67.6	12.6	6.4	3.3	89.9
Additions to PP&E	10.3	2.3	2.4	1.3	16.3
Identifiable assets	4,026.4	435.4	208.1	529.3	5,199.2
Identifiable liabilities	44.1	35.8	5.9	3,026.9	3,112.7
Six-Month Period ended June 30, 2002					
Net revenues	318.7	159.9	23.6	-	502.2
Operating income (loss)	170.7	98.8	3.6	(19.5)	253.6
Depreciation of PP&E	87.2	16.1	8.4	5.3	117.0
Additions to PP&E	57.4	1.2	1.8	0.2	60.6
Year ended December 31, 2002					
Identifiable assets	4,489.6	472.6	248.5	259.3	5,470.0
Identifiable liabilities	49.6	30.3	14.6	3,603.0	3,697.5

Breakdown of Net Financial Expense for the six-month period ended June 30, 2003 and 2002
(In million of constant Argentine Pesos as of February 28, 2003) (1)

	Six-Month Period ended June 30, 2003	Six-Month Period ended June 30, 2002
Generated on Assets		
Interest income	11.1	6.7
Loss on exposure to inflation	(5.1)	(235.1)
Foreign exchange (loss) gain, net of inflation	(68.3)	183.9
Total	**(62.3)**	**(44.5)**
Generated on Liabilities		
Interest expense	(112.8)	(126.8)
Gain on exposure to inflation	1.5	75.0
Foreign exchange gain (loss), net of inflation	184.6	(681.6)
Intangible assets amortization	(6.2)	(8.3)
Others	(13.9)	(13.2)
Total	**53.2**	**(754.9)**

(1) As a consequence of a CNV resolution inflation accounting was suspended effective February 28, 2003.

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Exhibit III

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 Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statements of CashFlows for the Six-Month Periods ended June 30, 2003 and 2002

(In million of constant Argentine pesos as of February 28, 2003 (1))

	Six-Month Period ended June 30,	
	2003	2002
Cash flows from operating activities		
Net income (loss) for the period	314.0	(513.9)
Reconciliation of net income (loss) to cash flows from operating activities:		
Depreciation of property, plant and equipment	89.9	117.0
Amortization of intangible assets	11.3	13.8
Decrease in Property, plant and equipment	14.2	1.1
Decrease in Intangible assets	3.5	-
Allowances	(12.7)	-
Equity in earnings of affiliate	(3.7)	(1.9)
Interest expense accrued	112.8	126.8
Interest expense paid	(51.8)	(116.4)
Income tax accrued	(135.9)	(31.9)
Income tax paid	(2.0)	(20.9)
Gain on exposure to inflation and foreign exchange rate loss	(173.1)	583.5
Changes in assets and liabilities:		
Trade receivables	33.6	(35.4)
Other receivables	(10.9)	(25.4)
Inventories	1.7	0.9
Accounts payable	(2.7)	35.7
Payroll and social security taxes	0.6	(2.9)
Taxes payable	2.7	28.2
Other liabilities	6.4	2.0
Interest payable and others	(4.8)	0.0
Cash flows from operating activities	**193.1**	**160.3**
Cash flows used in investing activities		
Contributions to related company	(0.6)	(1.2)
Additions to property, plant and equipment	(31.0)	(65.4)
Cash flows used in investing activities	**(31.6)**	**(66.6)**
Cash flows used in financing activities		
Proceeds from loans net	(1.6)	(7.5)
Cash flows used in financing activities	**(1.6)**	**(7.5)**
Net increase in cash and cash equivalents	**159.9**	**86.2**
Cash and cash equivalents at the beginning of year	**204.1**	**122.3**
Cash and cash equivalents at the end of period (2)	**364.0**	**208.5**

(1) As a consequence of a CNV resolution, inflation accounting was suspended effective February 28, 2003.

(2) Include investments with maturities no longer than three months.

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Footnotes

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